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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                             TRANSCO ENERGY COMPANY
                                (Name of Issuer)

                    Common stock, par value $0.50 per share
             (Including the attached common share purchase rights)
                        (Title of Class and Securities)

                                    89353210
                     (CUSIP Number of Class of Securities)

                                J. Furman Lewis
                   Senior Vice President and General Counsel
                          The Williams Companies, Inc.
                              One Williams Center
                             Tulsa, Oklahoma 74172
                                 (918) 588-2000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Randall H. Doud, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

                               February 17, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:           / /

Check the following box if a fee is being paid with this Statement:         / /



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     This Amendment No. 8 amends and supplements the Schedule 13D (the "Schedule
13D") dated December 16, 1994, as amended, originally filed in connection with the tender offer (the "Offer") by The Williams Companies, Inc., a Delaware corporation (the "Purchaser"), to purchase up to 24,600,000 of the outstanding shares of common stock, par value $0.50 per share (and the attached common share purchase rights), of Transco Energy Company, a Delaware corporation (the "Company"). Unless otherwise defined herein, all terms used herein shall have the meanings set forth in the Schedule 13D as previously amended including
Exhibit 1, the Offer to Purchase, dated December 16, 1994, filed by the
Purchaser with respect to the Offer.

Item 4 of the Schedule 13D is hereby amended to add the following:

Item 4.  Purpose of Transaction.

(a)-(j) On February 17, 1995, the Company gave notice to the holders of the Company $4.75 Preferred Stock of the Company's intention to redeem all outstanding shares of such stock on March 20, 1995, at the price of $50.475 per share plus accrued dividends. On the same date, the Purchaser and the Company amended and restated the Merger Agreement to reflect (i) such call for redemption, (ii) the financing of such redemption by the issuance of a new series of preferred stock of the Company to the Purchaser or capital contributions or loans by the Purchaser and (iii) certain other technical changes.

     In addition, also on February 17, the Company concluded a cash tender offer (the "Company Notes Offer") for the Company Notes, of which $300,000,000 in principal amount were outstanding prior to commencement of the Company Notes Offer. An aggregate principal amount of $284,004,000 of Company Notes were tendered to and accepted by the Company pursuant to the Company Notes Offer, which was commenced on February 10, 1995.

     Prior to commencement of the Company Notes Offer, the holders of a majority in aggregate principal amount of the Company Notes outstanding (the "Majority Holders") executed a Consent and Waiver, dated as of February 9, 1995 (the "Consent and Waiver"), pursuant to which the Majority Holders consented to (i) a waiver (the "Waiver") of certain provisions of the Indenture under which the Company Notes were issued (the "Indenture") and (ii) certain amendments to the Indenture to eliminate most of the restrictive covenants contained therein (the "Amendments"). The consents granted under the Consent and Waiver were sufficient to waive certain provisions of the Indenture and to amend the Indenture (the Indenture as so amended, the "Amended Indenture"). The Company Notes which were not tendered in the Company Notes Offer will remain outstanding and be subject to the terms of the Amended Indenture. The principal purposes of the Waiver and the

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Amendments are to permit the dividend by the Company of the stock of certain of the Company's operating subsidiaries to the Purchaser, to permit redemption of TGPL's outstanding preferred stock and to provide the Company with additional operating flexibility following the Merger.

     On February 20, 1995, TGPL announced that it will redeem 10,000 shares of its $4.80 series cumulative preferred stock, 37,444 shares of its $6.65 series cumulative preferred stock, and 450,000 shares of its $8.75 series cumulative preferred stock, which represents all of the outstanding shares of each such series of preferred stock. The redemption will be effective March 23, 1995, at a redemption price of $100.00 per share plus accrued dividends for each share of each such series of preferred stock.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 6. Amendment to Agreement and Plan of Merger, dated as of February 17, 1995.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 1995

                                       THE WILLIAMS COMPANIES, INC.

                                       By: /s/  J. FURMAN LEWIS
                                           --------------------------
                                           Name:  J. Furman Lewis
                                           Title: Senior Vice President
                                                  and General Counsel

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                                EXHIBIT INDEX
                                -------------



Exhibit 6. Amendment to Agreement and Plan of Merger, dated as of February 17, 1995